UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-10882

Aegon Ltd.

(Translation of registrant’s name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principal place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: October 13, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

The below contains the transcript of Aegon’s extraordinary general meeting held on October 8, 2026.

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Extraordinary General Meeting: Aegon Redomiciliation to U.S., Governance Changes, and Omnibus Incentive Plan Approvals

2026-10-08 09:45:08 EST

Ladies and gentlemen, my name is David Herzog, and I am chair of the board of directors of Aegon Limited.

On behalf of Aegon I welcome you to Aegon’s extraordinary general meeting of shareholders.

I hereby open the meeting.

I’m pleased to welcome our shareholders participating in this meeting today.

Let me introduce the people present with me here at the table: Lard Friese, Executive Director and our Chief Executive Officer; Albert Benchimol, Chair of the Nomination and Governance Committee; Mark Ellman, Chair of the Compensation and Human Resources Committee; and Bieke Debruyne, Company Secretary.

Also present here today are Onno van Klinken, our General Counsel, and Yves Cormier, our Head of Investor Relations.

The other members of the board of directors, as well as the principal representative of the company, Ms. Sonja Nauta are following the EGM in a virtual manner.

I hereby appoint Bieke as secretary of this EGM. She will keep the minutes to today’s meeting.

Before we continue, I would like to make a few remarks. First, in terms of procedure, and given that the adoption of agenda item two is conditional upon the approval of agenda item one. We will vote per agenda item and show the voting results per agenda item, respectively, after the voting for that item has closed.

Second, shareholders who have been registered through the e-voting portal prior to the start of the meeting, and who are participating in a virtual manner have been directed automatically to the Lumi environment in which they can vote and ask questions.

To ensure constructive dialogue with all our shareholders, we have enabled in the Lumi environment a chat function, as well as the possibility to ask questions live through a video connection.

Shareholders who wish to ask their questions through a video connection during the meeting will be directed to the meeting by an operator. Please note that this may take a few moments.

I have appointed Head of Investor Relations, Yves, to moderate all questions submitted both through the Lumi environment and through the video connection.

As a final remark I hereby establish the following: This meeting was convened in accordance with Aegon’s bye-laws and the Companies Act of Bermuda as well as the legislation that is applicable in connection with Aegon’s Dutch and U.S. Listings.

The attendance list for this meeting is currently being drawn up, and we will come back to that in a few moments.

I wish you all a good and interesting meeting.

Before we move to agenda item one, the redomiciliation proposal, Lard will give an overview of the journey that has led to today’s meeting.

Thank you, David and good day, everyone. Welcome.

Today, I will briefly explain why the proposed move to the United States is the logical step for Aegon and cover the progress we have made and share why we are so confident about the opportunity ahead.

Over the past several years, we have fundamentally reshaped Aegon. We have executed our strategy and delivered on our commitments. We have strengthened our businesses, managed capital with discipline, and allocated more of that capital to the strategic assets that matter the most for our future. We also strengthened our balance sheet.

As a result, Aegon today is a stronger, more focused company, with the United States at the heart of our business. We are ready for the next chapter and ready to become a leading force in the U.S. life insurance and retirement industry. The United States offer a compelling opportunity. It is the world’s largest and most dynamic insurance market. Americans are living longer; the need to prepare for retirement continues to grow. And there is a substantial insurance protection gap.

Transamerica is well positioned to help address these needs. We have a strong heritage and an iconic brand, established and growing protection and retirement franchises with compelling propositions and an expanding distribution network with unique access to reach Main Street America.

Moreover, Transamerica’s businesses reinforce each other. As distribution grows, it feeds into Transamerica’s life and annuity businesses. And as retirement record keeping grows, it feeds ancillary revenues. That gives us a strong platform from which to grow and help more people protect their families and prepare for retirement.

Transamerica’s first half 2026 results reinforce our confidence in Transamerica’s growth potential. Transamerica delivered strong execution across the business. World Financial Group surpassed one hundred thousand licensed agents, and agent productivity and premiums per policy increased. In savings and investments, we maintain momentum, supported by strong written sales and asset growth. And in protection solutions, individual life sales increased by fifty-four percent. Outperforming industry growth and supported by the successful entrance in the instant decision market.

Taken together, this means that we are reaching more customers, strengthening our market position, and building a broader platform for profitable growth. And this commercial performance is also showing up clearly in the financials.

In the first half of 2026, Transamerica’s operating results grew by 10 percent year on year. Operating capital generation increased by 35 percent, and gross remittances were up 18 percent. I would also like to note that our global asset manager and our international businesses are doing well.

These results confirm that Transamerica is not only well positioned, but already making progress in capturing the opportunity we see in the U.S. market.

The logic behind the proposed move is therefore straightforward.

Aegon has changed. The U.S. is now the center of our business, our strategy, and our future growth. Following completion of the announced sale of Aegon UK, approximately 80% of our business will be in the U.S. Yet our head office is in the Netherlands, our legal domicile is in Bermuda, and we report under IFRS standards. The proposed redomiciliation is about aligning with the reality of our business. This means moving our head office to New York City and becoming a U.S. tax resident, moving our legal seat to Delaware, and aligning Aegon’s governance with U.S. market standards.

We aim to report under U.S. GAAP as of full year 2027. Aligning our disclosures with U S. market participants and making our performance easier to compare. We intend to adopt a Transamerica name at group level, becoming Transamerica Inc. Finally, our common shares will trade on both the New York Stock Exchange and Euronext, with the New York Stock Exchange becoming our primary listing and supporting our aim of inclusion in U.S.-focused indices.

Taken together, the proposed move aligns our regulatory framework and supervision, accounting standard, listing, and name with where we conduct most of our business and where we see the greatest opportunity ahead.

The work to prepare for the proposed move is already well underway. In recent months, we have made strong progress across several important milestones. We announced the sale of Aegon UK, sharpening our focus on the U.S. market. We reached an agreement with our largest shareholder, Vereniging Aegon, on our future relationship and presented a proposed U.S.-aligned governance framework.

And this was the basis for meaningful engagement meetings with investors in the past months.

We implemented the necessary leadership and organizational changes to support the future group structure, appointing Will Fuller as president and chief operating officer of Aegon as of January 1, 2027.

We selected New York City as the future location of our head office, and I will be moving there early 2027 to lead the transition of our company from its new center.

I’m excited that my mandate has been extended through 2030 to ensure continuity of management in this major transformation of the company.

We issued a 500 million U.S. Dollar denominated bond, establishing a U.S. Yield curve.

In parallel, we are advancing the implementation of U.S. GAAP and continuing the operational and regulatory preparations required for the transition.

And finally. We intend to provide U.S. GAAP KPIs at our Capital Markets Day in December two thousand and twenty-seven, giving investors visibility before we transition to U.S. GAAP reporting.

There is still important work ahead. But we have a clear way forward, strong momentum, and a disciplined path to get there.

And all of this supports a clear ambition: to become a leading U.S. life insurance and retirement company, with a global asset manager and well-positioned international subsidiaries.

We want to serve more customers, further strengthen our market position, and build a bigger, better, and more profitable life insurance and retirement company—a leader in the U.S. market.

And we have the foundations to do that: an iconic brand, strong businesses, and growing commercial momentum in a market with clear long-term demand for protection and retirement solutions.

I’m excited about the opportunity ahead and confident in our ability to build a stronger future as Transamerica.

I want to express my sincere gratitude to all my colleagues across the company. It is because of their incredible hard work and continued dedication to our customers that we can look forward to an exciting future.

Thank you, David. Back to you.

Thank you, Lard.

Before we move to agenda item one, I would like to inform you that the attendance list of today’s meeting is ready.

Our first order of business is to determine whether the common shares of the company represented at this meeting.

Either in person or by proxy are sufficient to constitute a quorum for purposes of this EGM.

The quorum for a general meeting is set when one third of the shares entitled to vote is present or represented.

Based on the attendance list, I hereby establish that sixty-four percent of the issued and outstanding capital is present or represented at the meeting.

Therefore, the quorum requirements have been fulfilled. And we can proceed with the meeting.

Before we move to the first voting item, let me briefly explain how you can vote via the Lumi application.

The voting app displays the following options: for, against, withheld.

After you have voted, the display will show your vote. If you want to change your vote, you can do so until the voting on the agenda item has closed.

We will now move to agenda item one, the redomiciliation proposal.

This is a voting item.

The live voting for agenda item one is now open and will remain open until we have addressed your questions regarding agenda item one.

This proposal, if approved, allows us to complete the move we announced at our Capital Markets Day in December of 2025. Redomiciling Aegon to the U.S., renaming to Transamerica Inc. and putting in place a governance and capital structure aligned with the U.S. marketplace.

The redomiciliation proposal incorporates five items.

First, a continuation into Delaware.

Second, interim bylaws that provide for certain changes to take effect from and subject to the completion of the Vereniging Aegon split, including the reduction of the authorized share capital from 720 million euro to 504 million euro.

From this point forward, I will refer to the Vereniging Aegon as the association.

Third, the mechanics of exchanging the common shares B into a single class of common stock.

Fourth, termination of the voting rights agreement with the association.

And fifth, adoption of the Transamerica Inc. Charter and bylaws that will be effective with the redomiciliation.

As already mentioned by Lard, redomiciling to the U.S. supports our ambition of becoming a leading U.S. life insurance and retirement group.

It will simplify our corporate structure by aligning legal, Tax, accounting, and regulatory framework with the geography where we conduct the majority of our business.

Upon effectiveness of the redomiciliation, which is expected to occur on or about the 1st of January of 2028, our business operations, assets, and liabilities will be the same as they are immediately prior to the redomiciliation.

We will continue as the same legal entity without interruption, and will continue to exist after the redomiciliation as Transamerica Inc.

Our common shares will remain issued and outstanding, and will become shares of Transamerica Inc.

The governance framework in connection with the redomiciliation was developed in agreement with the association and was informed by multiple engagements with various stakeholder stakeholders over the past several months.

The framework holistically aligns our practices with U.S. standards,

Including a phased implementation of annual director elections.

A single class of common stock with equal voting rights.

Authorization of preferred stock, as is customary for U.S. listed companies.

Majority voting in uncontested elections, with a resignation policy.

With respect to contested elections, plurality voting, and the elimination of the current two-thirds voting requirement.

We are not asking shareholders to wait until 2028 for these governance changes to take effect. Bermuda law allows shareholder-approved governance changes to take effect during the interim period.

Therefore, if the redomiciliation proposal is approved, we will proceed on October 15, 2026, and effectuate the exchange of all outstanding common shares being held by the association against issuance of common shares on a 40-to-1 basis. At which point our interim bylaws will become effective.

We will now address your questions regarding item one.

May I invite shareholders participating virtually to ask their questions? You can either enter your questions in the chat function,

Or you can choose to ask your questions live through the video connection.

The operator will be available to assist.

Again, please note that connecting through the video connection may take a few seconds.

Now we will address your questions,

Moderator: Are there any questions from shareholders via the chat or the video connection?

There are questions. Yes.

So the first. Very good. So the first question from Eumedion:

Does the board intend to engage with shareholders before adopting any future material board-initiated bylaw amendments that could affect shareholder rights.

First of all, thank you very much for that question.

I will turn it to Albert here momentarily.

But I want to convey that the board and management have had a very robust engagement with shareholders over the course of the last many months.

In fact, we have met with holders of shares of roughly 50% of our outstanding stock.

And we value that interaction. It is very helpful to us because at the end of the day we work for the shareholders. So, Albert, over to you, please.

Thank you very much and thank you for the question.

So, as we discussed during our engagement processes, we tried very much as a design principle to align our governance to be aligned to best practices in the United States, the S&P 500, as well as the participants in the insurance and retirement industry.

We feel that is the best way to position our company as a transparent and trusted organization.

And so, with that principle in mind, we found that over 95% of S&P 500 companies provide the board the right to unilaterally change the bylaws. And so, we think it does make sense for the board of our company to have that right to make the unilateral change.

We think that it increases flexibility to respond to various items that may come up in the future. You know, without having to wait for any future, any future vote.

That said, this is not an exclusive right.

Shareholders also have the right to amend the bylaws through the various proposal and voting processes.

And of course, in addition to that. Many of our core governance principles are actually embedded in our charter, which cannot be changed without shareholder proposal.

So, we believe that all of these structures together provide for a well-balanced governance.

David.

Thank you, Albert.

The next question, please.

Second question from Eumedion:

If SEC Rule 14A-8 is materially weakened or rescinded. Would shareholders who validly submit business under the bylaws still have access to including such business in the company’s proxy statement or proxy card?

Albert.

Thank you for the question, and this is definitely something that came up during our conversations with shareholders prior to this meeting and we’ve been following that process.

Just a little bit of context: this is a proposal that has come through the SEC.

It still has not been approved. We have no idea what will end up.

So, I think at this point in time, we have to recognize that it’s still too early, with too many unknowns, to take a strong position going forward.

Among the questions that we have:

Number one, will this pass?

Secondly, one of the rationales for the SEC to propose this is to allow states to propose their own governance rules and guidelines.

And we have no idea what Delaware will do at this point in time, so we need to see what the Delaware rules are.

And finally, with regard to our design principles of aligning ourselves with best practices, I think it’s important for us to take a look at what other companies do, especially members of our industry.

So, this is something that is obviously quite important. Something that we will spend a lot of attention to.

But we believe that at this point in time, it’s a little premature to take any strong positions going forward.

David. Okay.

Thank you, Albert.

Next question, please.

So, we have a question from the VEB.

David Tomic. Hello, David.

Hello, good morning to you, Mr. Chairman, Mr. Friese, and the other board members present. Thank you very much for your introductory statements, both from your side as well as from Mr. Friese. And your reflection on today’s historic vote—that’s what we can call it—in our opinion.

The redomiciliation clearly marks a new chapter in Aegon’s transformation.

It’s fair to say that the company has undergone significant de-risking and restructuring under the current management team, to the combination of its Dutch activities with ASR, for example, as well as the announced sale of Aegon UK.

After a prolonged period of challenges and subpar performance, the past few years have shown a gradual improvement in performance.

VEB appreciates the strategic direction and the improvement in commercial and financial performance under the leadership of Mr. Friese.

Now, the strategic choice to redomicile to the U.S. seems rational.

Having said that, and as Aegon rightly mentioned as well. The U.S. insurance sector is characterized by intense competition from many insurers. And in this competitive landscape, Aegon may still be considered a relatively small player.

Now I come to in this round to a couple of questions, if you allow me.

Now in the clear, as I mentioned, that Aegon exclusively looks American, with Transamerica representing around eighty percent of its operations.

Aegon, in the shareholder circular, states that the relocation could improve access to U.S. investors and indices. It could also make its shares more attractive as acquisition currency in U.S. transactions.

In this context, and this is the first question:

What aspects of Aegon’s business, within its own control, in your view, are both necessary and achievable to instill even more confidence among investors and improve Aegon’s visibility and access to U.S. investors?

That will be my first question.

And the second question is:

What conditions, in your view, must be met before Aegon undertakes M&A activity during the relocation, the U.S. GAAP implementation, as well as CFO transition? And how will the board establish that management has sufficient integration capacity without putting the existing business or reporting quality at risk?

Thank you.

Thank you. Thank you very much for those two questions.

Lard. I’m going to ask you to address question one first, and then we’ll address the second question after you’re done.

Thank you.

Thank you very much, Mr. Tomic.

If you look at the rationale, I think I’ve explained that in my in my opening statement of why we believe that it’s the right step for us to take, and the logical step for us to take.

Our company in the U.S. and the management team in the U.S. has, over the last years, demonstrated to execute successfully on the plan to make the company grow and to make it stronger in importance.

We are one of the fastest-growing life insurance companies in the U.S. The top five in sales right now. And growing faster than the market.

We operate the largest or second-largest distribution platform in the United States, which gives us unique access to mainstream American families.

We operate a successful, well-positioned retirement business with small and medium-sized companies as the main focus, where we are consistently growing. And in fact, the written sales that we had at the half year has been at the highest level since the last number of years.

So, our company in the U.S. is, we believe, ready for this new phase and ready to look at a successful future.

Now, we also believe that if we move to the U.S. and present our Company basically relaunch our company in U.S. capital markets, which the U.S. Capital Markets Day that we plan to host at the end of next year. We will then disclose our plans for the future.

But it will likely be more of the same because what we have done is improve all these businesses that I just mentioned, which are all focused on one thing, which is serving an underserved market segment in the - and large market segment in the U.S. marketplace, where we are demonstrating success, we are on the curve of good growth and profitable growth, and we will certainly continue to do so.

So, we believe that we’re ready, and that’s why we are proposing to relocate and asking for your vote on this today.

Thank you, Lard.

As for your second question about conditions to a M&A, as opposed to maybe conditions, I would offer to think about it in terms of dimensions to how we would think as a board, how we would think about M&A and overseeing management in that activity.

But it to me, it first starts with us. It first starts with the commercial logic of a proposed transaction, so that it would be seen as being sound and logical. I think you can take some lessons from the current activity that we’re underdoing now. If you look at the relocation and the redomiciliation. There is a tremendous amount of commercial logic that aligns the business and the oversight. So, there’s a commercial logic to it.

The next would be thinking about it in terms of returns. While I’m not going to give any forecasts or targets or thresholds, but it would be in terms of relative returns, putting money to work in one activity versus another, and to understand management’s rationale.

And maybe finally, understanding the risks. And there are lots of risks with M&A types of transactions. There’s execution risk. There’s transition risk. There are many elements of that, and we would we would have in place - we do have in place a very robust and capable risk committee of the board. But we would, as a board, undertake oversight of that as a board.

So again, no specific precondition. But think about it in terms of the dimensions that would be involved.

I hope that’s helpful.

Thank you for your reaction. If I may, ask one follow-up, perhaps right now? It’s about the greater attractiveness of your shares that you mentioned as an acquisition currency, which is also a beneficial effect of the redomiciliation.

Now, let me put it this way: if Aegon succeeds in its journey and shares re-rate after the redemissiliation in due course. Is the company then willing to commit to assessing possible share funded acquisitions against intrinsic value of the shares rather than that prevailing market price? And to maintaining the same economic return requirements?

Lard?

I think it’s really. Thank you for your question, but I really think this is too early.

Every acquisition will be judged at its own merits at that particular point in time.

And we, you know. So, we are focused on our organic strategy, obviously. And if there is an M&A opportunity, we will evaluate this along the lines that David just mentioned. Be very disciplined in it, and we cannot speculate at this point in time on any potential funding of that and how the deal structure would work. And this way too—I think this too premature to do that.

So, the focus is absolutely on doing more of the same, as you mentioned, and getting ahead on your path of organic growth?

Yeah. So, so, we we operate the company out of the conviction that our business is well positioned in the United States. We are focused on serving an underserved, a very large, underserved part of the U.S. industry, of U.S. market, which are mainstream American families and companies, medium and smaller sized companies, you know, with employees for whom we offer pension arrangements and an additional products.

Our our organic growth plan is clearly working, as demonstrated by our numbers over multiple reporting periods. And that is always the focus on building our organic path and continuing to make progress with that.

Now, should we be confronted with an opportunity to accelerate that path through M&A activity, we will judge it at its own merits. When it makes sense, we act. If it does not make sense, we will not. And that’s the way we think about this.

Thank you.

Okay. Thank you very much.

Are there additional questions?

Okay. If there are no further shareholders wishing, oh.

Okay.

If there are no further shareholders wishing to speak, we will proceed with the voting on agenda item one.

Please submit your vote now if you have not already done so.

We will pause to allow all the votes to be submitted, as within a few moments we will close the live voting for agenda item one.

The voting is now closed.

We will take a moment to count the votes for agenda item one,

And present the outcome to you.

Thank you for your patience.

On your screen, you now see the voting results for agenda item one.

I hereby establish that the meeting has approved the redomiciliation proposal, which includes A. The Redomiciliation of Aegon by way of continuation into Delaware as a public company under the name Transamerica Inc. a Delaware corporation.

B, the adoption of the interim bylaws with effect from, and subject to completion of the association split, including the reduction of the company’s authorized share capital from 720 million euro to 504 million euro, as a result of removing the common shares B from our authorized capital.

C, the authorization of the board of directors to acquire all of the issued and outstanding common shares B in Aegon’s capital structure against the issuance of common shares on a 40 to 1 basis. To give effect to the exchange of all common shares B for common shares subject to and upon the completion of the association split.

D, the termination of the voting rights agreement between the company and the association.

And E, the adoption of the certificate of incorporation and bylaws of Transamerica Inc.

Approval of the redomiciliation proposal also means that we can continue and effectuate the exchange of all outstanding common shares B held by the association against the issuance of common shares on a forty-to-one basis on October 15, 2026, at which point our interim bylaws will become effective.

We will now move to agenda item two, the Omnibus Incentive Proposal.

This is a voting item, and the adoption is conditional upon the approval of the redomiciliation proposal under agenda item one.

The live voting for agenda item two is now open,

And will remain open until we have addressed your questions regarding agenda item two.

Mark Ellman, the chair of the Compensation and Human Resource Committee, will present the omnibus plan.

Mark, over to you.

Thank you, David.

Ladies and gentlemen, before we ask you to cast your vote, I would like to share why we are bringing this proposal forward now, and how the plan has been designed.

The proposed on this incentive plan transitions us to a single U.S. style equity compensation framework as of January 1, 2027.

This plan replaces our existing equity and executive long-term incentive programs.

Any awards previously granted under the existing plans will remain subject to the terms of those applicable existing plans.

We are asking for approval now, rather than waiting for the formal legal redomiciliation to be completed, because following approval, the company will begin operating in line with U.S. governance and market practices.

Our ability to recruit and retain experienced senior leaders in the U.S. is a critical success factor for the transition and for building out our New York headquarters.

Having the right equity compensation framework in place is central to that.

On the size of the request, we are asking for 50 million shares, which represents 2.8 percent of all shares outstanding.

We anticipate that pool to approximately cover at least three years of grants across the full range of reward types.

In addition, we expect our annual burn rate, and that’s the percentage of shares that we annually use for compensation, compared to the total number of shares outstanding will stay below 1%, which compares favorably to potential U.S. insurance competitors.

The plan reflects investor expectations, and you’ll see the specifics on the slide.

Key protections include double-trigger, change-in-control vesting,

No liberal share recycling, and no repricing without shareholder approval of options.

The design reinforces long-term alignment through minimum vesting. And no dividends or dividend equivalents are paid on unvested equity.

Other features include a fixed share reserve with no evergreen provision,

And application of our clawback policy across all of our award types.

I want to emphasize our compensation philosophy is not changing.

It remains firmly anchored in pay for performance,

And performance share units with a three-year performance period will continue to be the main long-term equity incentive vehicles for our executives.

Back to you, David.

Thank you, Mark.

We will now address the questions regarding agenda item two.

Moderator, are there any questions from shareholders via the chat or video connection?

We have a question from VEB.

Mr. Tomic.

Questions with this agenda item.

But I also have some questions left with respect to two other issues, themes.

First is the accounting regime and the transition from IFRS to US GAAP as the main item. And, is it possible to ask questions related to the accounting regime at this point in time?

Is that alright?

Yes. Let’s address your questions. Thank you.

Thank you very much. And I’ll start with the accounting regime, which, as part of the redomiciliation, Aegon is currently in the process of transitioning to US GAAP, which, as we can imagine, is an extremely demanding task on all fronts.

Can you share anything with us on the progress? Any reasonable, any recent notable milestones achieved, for example. Or possibly even some setbacks, perhaps, incurred?

That’s the first question, and then second question, related to the transition, is that in order to comply with the new requirements on the US GAAP and facilitate the transition process, Aegon has communicated that it expects to add staff, which seems logical. But recruiting staff, additional staff, high-quality staff with specific competencies is never an easy task.

So, could you update us on the current status of hiring new staff and what functions, in particular does this entail?

Third question is with respect to the Dutch, the employees based in the Netherlands.

How many finance reporting and control positions, currently based in the Netherlands, must be retained through the first U.S. GAAP filing, and what specific retention measures are in place for those employees?

Thank you.

Okay. Thank you very much.

Lard. Three questions, please.

Yes.

Thank you very much, Mr. Tomic, for your questions.

On the IFRS, I agree with you. The IFRS move,

Well, moving from IFRS to U.S. GAAP is an elaborate piece of work that we have started, and it’s work that is progressing well. So, we are quite pleased with the way the the work that is encompassed in this program is progressing.

It is really too premature to give you any insights into what the U.S. GAAP KPIs would be, or what the U.S. GAAP differences with our IFRS reporting would be at this point in time, and at the appropriate time, we will give you full context on that. And I want to remind you that the full-year 2027 financials will be reported under the U.S. GAAP framework, and that is something that we’re on track to achieve.

Also, we expect at the capital markets event at the end of next year that there will be some U.S. GAAP-based metrics used to guide our future financial objectives.

It’s, we are. It’s not only, it’s not necessarily that we’re adding, that we’re having more people in the end, in our finance departments. The way to look at this is that there’s a lot of work done in our head office in the Netherlands for many decades to ensure that we, as a listed company in two stock exchanges, can appropriately disclose our results. And as a result, we have a very experienced and high expert professional staff on finance in Amsterdam in our head office.

Now, that that head office will disappear, and we will build up a new head office in New York.

And we are busy doing that. So we are indeed recruiting in the United States and making sure that we have the right people in the finance organization, but also in other areas, the risk organization, for instance, legal, but also compliance and other parts of the business, to ensure that we have a well-controlled and flawless transition from our head office activities in the Netherlands to our new head office in New York. That is a elaborate piece of work.

We have established very detailed transition plans per department. Where all the activities have been codified appropriately, and to make sure that we also know exactly how they are going to be handed over in a controlled manner to our our colleagues in the United States, including the new colleagues that we have hired and are in process of hiring today.

Now, let me let me immediately connect to your other question, which is, what about the staff in the Netherlands, and you know, how do you make sure that they are there to retain, are retained for as long as we need them to fulfill their services and their and their work.

If there’s one thing that I am super proud of is what I’m seeing since we’ve announced the intention to move our company to the U.S. and that is that the professionality and the commitment and the hard work of our staff in the Netherlands, who to a large extent know that ultimately they will become redundant, that they are unwavering in their commitment, unwavering in the hard work, unwavering in delivering their expertise to the benefit of the company every day. It’s really very heartwarming.

Now, obviously, we have ensured that we communicate effectively with our head office staff to continuously ensure that they understand exactly where we are in the journey and what it means to them.

We’ve also put retention programs in place to ensure that also financially there is an incentive for the people who are very critical to be there until the very end, that they have also a financial reason to stay.

That is what we believe is appropriate risk management, and we have ensured that we put that in place in a good manner. So, I would say. We’re, well on our way. There is a lot that has been done already, a lot that will continue to be done. And we have—we are proud to have the right team in place in the Netherlands, and we are building our team in the U.S.

Thank you.

Then, if I may, Mr. Chairman, proceed with a couple of questions relating to the Omnibus Equity Compensation Plan?

Yes. Please proceed.

Aegon reserves fifty million shares for the equity compensation plan. What period are we talking about? Over what period do you expect this pool of shares to cover?

And then one question for clarification purposes is, if I heard Mr. Ellman correctly, then he said that the annual burn rate is expected to be below one percent. Was that indeed the annual burn rate expected by the company?

That’s the second question.

Third question is, looking at the Omnibus Incentive Plan that there is broad discretion for the boards in terms of the application of the actual compensation and how it is put into practice.

And it appears that the list of, for example, it appears that the list of potential performance criteria is expressly non-exhaustive.

So, first question would be: what binding constraint prevents the board or compensation committee from choosing soft or easily achievable measures. And are you willing, as a board, to disclosing all performance measures chosen, selected, their weightings as well as thresholds, targets, and maximum levels at the time awards are granted?

Thank you.

Okay. Thank you. Mark. Over to you.

Thank you so much for your questions.

I’ll try to answer them in the order you said.

In terms of the 50 million shares, that’s based on a calculation of need.

Actually, a quite a comprehensive calculation. There’s a lot of assumptions that goes into that calculation.

The intent in picking that number was based on on creating a pool of shares, a maximum pool of shares that should last three years, maybe a little more than three years.

The concept being this is our first omnibus share plan. We took into account engagement with shareholders and proxy advisors. The number is a comfortable one. It makes us have to come back to the shareholders when we use up that grant, perhaps in that in that three or three plus timeframe. So, that is the intent. And the related question is that burn rate is an annual burn rate. Again, it’s all based on expectations. And as you already identified, we’re in the process of recruiting new talent in different locations. So, we are, you know, it’s based on assumptions about that recruitment, and so forth. But at least that today, that is certainly the expectation that that burn rate is an annual one percent or less burn rate.

In terms of the last question, just want to make sure. In terms of criteria. Again, our intent is first of all is not to change our pay for performance culture at all.

So, and again, generally speaking, our board would would aim to have stability in terms of our STI and LTI performance measures, and that shouldn’t change. But even under under the old framework or the new framework, the board will review that and make sure that the KPIs that we select are supportive of achieving the strategies that we think are critical. So, that is, has not really changed.

In terms of disclosure, disclosure obligations, in under the new framework under the U.S. and New York Stock Exchange regime, are quite extensive. So, we will comply with all those. And if you look and see, that that is that disclosure is quite extensive on all aspects of achievement of compensation norms and targets.

Thank you.

If I may. Yeah, thank you very much. If I may ask one follow-up question, perhaps.

Can you say anything already about the specific criteria that will be selected by the compensation committee for the upcoming performance cycle, the three-year performance cycle? Have you selected any criteria yet, or will that be in line with existing current criteria, which are now, for example, in the long-term incentive plan, being total shareholder return and return on regular capital, regulatory capital, for example?

So, as it relates to the forward-looking plans, again, first we’re here and hope to achieve a positive vote on the omnibus plan, which gives you the opportunity and the tools to create, as you said, the structures that we need to replace, to attract and retain folks. So, in terms of our work, it’s just getting. We’re just going to get started. In terms of the compensation committee’s work. One thing we have done is we’ve engaged an independent compensation consultant, a well-known one in the in the U.S. market, but as well within the insurance and financial services sector. That will be developed. It has not been developed.

I think if you were to look at companies in the industry, you would see metrics that they apply that are similar to ones we’ve applied in the past. But I’m not here to commit to what we will do. The committee will work on it. The committee will make recommendations to the board, and the board will ultimately approve that.

I can promise it will be a rigorous analysis by the committee, relying very heavily on independent consultants and advice.

Thank you very much.

My final question, if I may, Chairman, would be on the Say-on-Pay policy that Aegon is implementing after the redomiciliation. The shareholder circular states that the company will be required to hold an advisory vote regarding compensation at least every three years.

Am I correct that after having read the shareholder circular, that Aegon is willing to commit to an annual say on pay vote instead of a three-year vote?

Is that for you or for me? Mark?

Yes, that that is the intent that we will have a say on pay vote every year, and that say on pay vote will extend to the five NEOs or the the named executive officers. So, it’s actually a more extensive list of information you’ll receive, and shareholders will have a chance to have impact on that.

Thank you. Okay.

Thank you very much.

So, we have from MN Services one more question on agenda item one, as a follow up question on my point regarding SEC Rule 14 A 8. Would the board at a minimum commit to undertaking a formal review of the practical implications for shareholder proposal rights, engage with shareholders, and publicly report its conclusions before deciding on a company’s future approach?

Albert.

Thank you for your question.

I think at this point in time, the response that we gave, is we are prepared to look at the situation going forward, but there are so many unknowns about the situation that it would be unwise to make any commitments or to lock ourselves into a process.

I would take you back to the practice of this company, which is to try and be as transparent and engage as often as possible, and I would think that the practices that we’ve had in the past and that we intend to continue, should hold.

But I would ask that we first wait, see how the situation develops, and then we can develop an appropriate response to it.

Thank you very much for that.

If there are no further shareholders wishing to speak, we will now proceed with the voting on agenda item two.

Please submit your vote now if you’ve not already done so.

We will pause to allow for all votes to be submitted, as within a few moments we will close the live voting for agenda item two.

The voting is now closed.

We will take a moment to count the votes for agenda item two and present the outcome to you. Thank you for your patience.

On the screen, you see the voting results for agenda item two.

I hereby establish that the meeting has approved the omnibus incentive plan to be effective January one, 2027.

The approval by the meeting of the redomiciliation proposal and the omnibus incentive plan proposal means that agenda item three, the adjournment proposal included in the agenda for this EGM will not be submitted for a vote today.

We therefore have no further items on the agenda.

Ladies and gentlemen,

Thank you for your support and for your confidence that you have shown in Aegon today.Your support marks an important step forward.It gives us a clear mandate to continue the transition we set out in our Capital Markets Day and to align Aegon more closely with our largest market.

Simplify our structure, Position the company for the next phase of growth.

This is more than just a legal or governance step. It formally marks the beginning of a new era for Aegon, one in which we will pursue our ambition in the U.S. with greater focus,greater alignment, with a structure that better reflects who we are becoming and will allow us to compete for talent, capital, and customers.

There is still important work ahead of us as we move towards completion.In the near term, we will proceed with the exchange of all common shares held by the association on a forty-to-one basis into a single class of common stock.

Upon completion of the conversion, the interim bylaws will become effective, and voting rights agreement with the association and its call option will be terminated.

We will implement the approved omnibus incentive plan as of January one, 2027.

Together, these steps allow us to continue preparing for the redomiciliation to become effective on or about January first of twenty twenty eight.

And today’s outcome gives us clear support we need to proceed.

Before I close, I want to thank Lard and his leadership, and the teams across Aegon for their professionalism, their commitment, and outstanding execution, bringing us to today’s important milestone.

I also want to recognize my fellow board members, as well as former board members Bill Connelly, Dona Young, Corien Wortmann, and Karen Fawcett, who have been on this journey with us.

Thank you all for your support and leadership.

Finally, on behalf of the board, I thank the shareholders for their continued engagement, support and trust.

Ladies and gentlemen.

This concludes Aegon’s extraordinary general meeting of shareholders.

I now close the meeting.